Ensurapet, Inc.
P.O. Box 7496
Canton, OH 44709
949-554-7313 – Fax 714-731-2969

November 20, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Ensurapet, Inc.
Form 10-K and Form 10-K/A for the Year Ended December 31, 2007
Filed April 24, 2009 and April 25, 2008
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 20, 2008
File No. 000-52279

Ladies and Gentlemen:

Ensurapet, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated November 7, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007
Report of Independent Registered Public Accounting Firm, page 17

1. We note that the revised audit opinion in your December 31, 2007 Form 10-K/A filed on October 30, 2008 still does not opine on the Company’s December 31, 2006 balance sheet. In addition, we note that your independent registered public accounting firm opined on the statements of operations, stockholders’ equity and cash flow for the “periods from July 20, 2005 (inception), December 31, 2006 to December 31, 2007.” Please revise to clarify that your auditors opined on these financial statements for each of the two years in the period ended December 31, 2007 and the period from inception (July 20, 2005) to December 31, 2007. Please amend your Form 10-K/A to include a revised opinion from your independent registered public accounting firm.

We have noted this comment and have revised the disclosure so that the independent registered public accounting firm report opines on these periods.

Item 9A. Controls and Procedures, page 29
2. We note your response to our prior comment 2 and the revised disclosures included in your Form 10-K/A and Form 10-Q/A filed on October 30, 2008 and October 31, 2008, respectfully. Such revisions, however, still do not include the disclosures required by Item 307 of Regulation S-K. Please amend your filings to include the necessary disclosures. In this regard, please refer to the disclosures in the first paragraph under Item 4(a) on page 19 of the Company’s June 30, 2008 Form 10-Q which correctly include the requirements of Item 307 of Regulation S-K.

We have noted this comment and have revised the disclosure to include this information.

General
3. Revise to include an updated consent from the Company’s independt registered accounting firm in your amended Form 10-K.

We have noted this comment and have revised the disclosure to include this information.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO